UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
Mitsubishi UFJ Trust and Banking Corporation
The Bank of Tokyo-Mitsubishi, Ltd.
UFJ Bank Limited

Mitsubishi UFJ Trust and Banking Corporation:

Change in Implementation Schedule for Corporate Business Outlet Rationalization

Tokyo, October 31, 2005 — The four companies, Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi), Mitsubishi UFJ Trust and Banking Corporation (MUTB; President: Haruya Uehara), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi) and UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), have, subject to approval by the relevant authorities, been actively pursuing a policy that aimed to complete implementation of the rationalization of MUTB’s corporate business outlets (those conducting lending business, etc.) during fiscal 2005. However, after thorough consideration it has been decided to change the implementation period to fiscal 2007.

1.	Reasons for the change in implementation period

Following the merger to form MUFG, group companies MUTB, BTM and UFJ Bank have been pursuing a group-wide approach in order to rationalize as rapidly as possible the corporate business outlets (those conducting lending business, etc.) of MUTB. This planned approach aims to fully respect the wishes and convenience of customers, while promoting the transfer of lending business with corporate customers from MUTB outlets (excluding four outlets located in Tokyo, Nagoya, Osaka and Kyushu) to nearby branches of the new commercial bank*.

*	BTM and UFJ Bank are currently pursuing preparations for their planned merger on January 1, 2006 to form a new commercial bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd.

However, after further consideration of the additional load that the implementation of rationalization would place on operational resources, it has been decided to firstly focus operational resources on the merger of BTM and UFJ Bank and to progress integration preparations to a higher level. After achieving a safe and sure merger we aim to pursue the rationalization measures outlined above and smoothly implement rationalization while enhancing service levels.

2.	Future actions

Following the merger to form The Bank of Tokyo-Mitsubishi UFJ, Ltd. full-scale deliberations will recommence, and, while respecting the schedule for and influence of systems integration of the two banks, preparations will be pursued to implement the rationalization plan as soon as possible during fiscal 2007. Until then outlets of MUTB scheduled for rationalization will continue to provide their current lending business and other services to corporate customers.

We sincerely apologize for any inconvenience that this decision may cause to those customers of MUTB who have made preparations in response to our plans. Following the safe and secure merger of BTM and UFJ Bank we will strive to significantly enhance our trust banking business and exert all efforts to deliver comprehensive financial services as a unified group, and we hope to receive your understanding and cooperation.

Please note that there are no changes to our previously announced consolidated group forecasts for the current fiscal year or our financial targets for fiscal 2008.

*        *        *

Contacts:
Mitsubishi UFJ Financial Group, Inc.	Corporate Communications Department	81-3-3240-7651
Mitsubishi UFJ Trust and Banking Corporation	Public Relations Section	81-3-6214-6044
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	81-3-3240-2950
UFJ Bank Limited	Corporate Communications Department	81-3-3212-5460